UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies news about Business Plan 2025-2029
—

Rio de Janeiro, November 18, 2024 – Petróleo Brasileiro S.A. - Petrobras, in relation to the news published in the media on Monday (11/18/2024), informs that the proposal for the 2025-2029 Business Plan was deliberated by its Executive Board on 11/14/2024, but will still be considered by the Board of Directors (BoD), the competent board to approve the subject, at a meeting scheduled for 11/21/2024.

The proposal for the 2025-2029 Business Plan, which will be examined by the Board of Directors, provides for the company's next five-year cycle:

- Total investments of US$ 111 billion.

- Investments of around US$ 77 billion in the Exploration & Production segment, of which US$ 7.9 billion in Exploration.

- Projected total production of 3.2 million barrels of oil and gas equivalent per day (boed).

- Investments of around US$ 20 billion in the Refining, Transportation, Marketing, Petrochemicals and Fertilizers (RTC) segment.

- Projection of ordinary dividends with a range starting at US$ 45 billion and flexibility for extraordinary payments of up to US$ 10 billion over the period of the Plan.

Additional information reported in the article is inaccurate or incorrect.

Petrobras reinforces that the proposal for the 2050 Strategic Plan and the 2025-2029 Business Plan will be submitted for approval by the Board of Directors and once approved, communicated to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer